SCHEDULE 13G
Amendment No. 4
Bowater Incorporated

Common Stock $1.00 par value
Cusip #  102-183-100
Item 1:  Reporting Person Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6: -0-
Item 7:  -0-
Item 8: -0-
Item 9: -0-
Item 11: -0-%
Item 12: IA

Cusip #  102-183-100
Item 1:  Reporting Person Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6: -0-
Item 7:  -0-
Item 8: -0-
Item 9: -0-
Item 11: -0-%
Item 12: IA

Cusip # 102-183-100
Item 1:  Reporting Person Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  1,741,682
Item 6: -0-
Item 7:  1,741,682
Item 8: -0-
Item 9:  1,741,682
Item 11: 3.4%
Item 12: IN

Item 1(a).
Bowater Incorporated
Item 1(b). 55 East Camperdown Way,
P.O. Box 1028, Greenville, S.C.
29602

Item 2(a). This statement is filed
on behalf of Tiger Management L.L.C.
("TMLLC"), Tiger Performance L.L.C.
("TPLLC") and Julian H. Robertson, Jr.
Julian H. Robertson, Jr. is
the ultimate controlling person of TMLLC and TPLLC.

Item 2(b). The address of each reporting
person is 101 Park Avenue, New York, NY
10178

Item 2(c). Incorporated by reference to
item (4) of the cover page pertaining to each reporting person.

Item 2(d). Common Stock $1.00 par value

Item 2(e).  Cusip # 102-183-100

Item 3. TMLLC and TPLLC are investment
advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership is incorporated by
reference to items (5)-(9) and (11) of
the cover page pertaining to each
reporting person as of 5/31/00.

Item 5.  Reporting persons have ceased
to be the beneficial owners of more
than five percent.

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing below, I
certify that, to the best of
my knowledge and belief,
the securities referred to above
were acquired in the ordinary course
of business and were not
acquired for the purpose of and
do not have the effect of changing
or influencing the control
of the issuer of such securities
and were not acquired in connection
with or as a participant
in any transaction having such
purpose or effect. After reasonable
inquiry and to the best of my
knowledge and belief, I certify
that the information set forth
in this statement is true,
complete and correct.

June 13, 2000

TIGER MANAGEMENT L.L.C.
/s/ Nolan Altman,
Chief Financial Officer of
the Funds

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer of
the Funds

JULIAN H. ROBERTSON, JR.
By: /s/ Nolan Altman
Under Power of Attorney dated 1/11/00
on File with Schedule 13GA No. 4
for Federal Mogul Corp. 5/15/00, Attached Exhibit

AGREEMENT
The undersigned agree that this
Amendment No. 4 to Schedule 13G
dated June 13, 2000 relating
to shares of common stock of Bowater
Incorporated shall be filed on behalf
of each of the undersigned.

TIGER MANAGEMENT L.L.C.
/s/ Nolan Altman,
Chief Financial Officer of
the Funds

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer of
the Funds

JULIAN H. ROBERTSON, JR.
By: /s/ Nolan Altman
Under Power of Attorney dated 1/11/00
on File with Schedule 13GA No. 4
for Federal Mogul Corp. 5/15/00, Attached Exhibit